Filed by Archipelago Holdings, Inc.
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: PCX Holdings, Inc.

Date:	March 31, 2005

To:	PCX Shareholders

From:	Philip D. DeFeo
Chairman and CEO

RE:	Update on Archipelago transaction

In January, we announced that the board of directors of PCX Holdings had accepted an offer to be acquired by Archipelago Holdings.  Since then, we have been drafting the proxy materials that will be distributed to our shareholders in advance of their vote; completing the required Hart-Scott-Rodino review; and working with Archipelago to develop integration plans to combine our respective operations.  We still hope to complete the transaction — including the shareholder vote and SEC review — late in the second or early in the third quarter of 2005.

We are anxious to describe the terms of Archipelago’s offer fully, and to answer shareholders’ questions, just as soon as we can.  Our ability to answer questions, however, is constrained until the written proxy materials have been distributed.  Until then, we are moving forward as expeditiously as possible.

Important Merger Information

In connection with the proposed acquisition of PCX Holdings and its subsidiaries by Archipelago Holdings, the parties intend to file relevant materials with the SEC, including a registration statement on Form S-4.  Such documents, however, are not currently available.  INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT REGARDING THE PROPOSED TRANSACTION WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a free copy of the registration statement, as well as other filings containing information about Archipelago, PCX Holdings, the Pacific Exchange and PCX Equities without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of the registration statement will also be available, without charge, once they are filed with the SEC by directing a request to Archipelago, Attention: Investor Relations, at 100 South Wacker Drive, Suite 1800, Chicago, Illinois 60606 or calling (888) 514-7284 , or by directing a request to the Shareholder Services Department of PCX Holdings at 115 Sansome Street, San Francisco, California 94104 or calling (415) 393-4114.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

This communication may contain statements that may constitute “forward-looking statements” within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995.  Such forward-looking statements are based on current plans, estimates and expectations, and are not guarantees of future performance.  They are based on management’s expectations that involve a number of business risks and uncertainties, any of which could cause actual results to differ materially from those expressed in or implied by the forward-looking statements.   Neither PCX Holdings nor Archipelago Holdings undertakes any obligation to publicly update or revise any forward-looking statement.  The risks and uncertainties relating to the forward-looking statements in this communication include general economic and business conditions, industry trends, competitive conditions, regulatory developments as well as other factors described under the caption “Risk Factors” and “Forward-Looking Statements” in Archipelago’s Registration Statement on Form S-1, dated August 12, 2004, and Annual Report on Form 10-K, dated March 22, 2005, each of which was filed with the U.S. Securities and Exchange Commission and is available on Archipelago’s website at http://www.archipelago.com.